BNY Mellon Alcentra Opportunistic Global Credit Income Fund
240 Greenwich Street
New York, New York 10286

June 4, 2021

MBC Investments Corp.

1209 N. Orange Street

Wilmington, DE 19801

Ladies and Gentlemen:

BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the “Fund”) hereby accepts your offer to purchase 8,000 Institutional shares of beneficial interest in the Fund, par value $0.001 per share, at a price of $12.50 per share for an aggregate purchase price of $100,000.00. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

BNY Mellon Alcentra Opportunistic Global Credit Income Fund

By:	/s/ Jeff Prusnofsky
Name:	Jeff Prusnofsky
Title:	Vice President and Assistant Secretary

Accepted:

MBC Investments Corp.

By:	/s/ Paul Griffiths
Name:	Paul Griffiths
Title:	Vice President